by Euronet Worldwide, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: CoreCard Corporation Commission File No.: 001-9330 Date: July 31, 2025

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Euronet

Filed by Euronet Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: CoreCard Corporation
Commission File No.: 001-9330
Date: July 31, 2025

Second Quarter 2025 Financial Results

Michael J. Brown | Chairman & CEO
Rick L. Weller | EVP & CFO
Adam Godderz | General Counsel

Forward Looking Statements

Statements contained in this news release that concern Euronet's or its management's intentions, expectations, or predictions of future performance, are forward-looking statements. Euronet's actual results may vary materially from those anticipated in such forward-looking statements as a result of a number of factors, including: conditions in world financial markets and general economic conditions and tariffs, including impacts from pandemics; inflation; the war in the Ukraine and the related economic sanctions; military conflicts in the Middle East; our ability to successfully integrate any acquired operations; economic conditions in specific countries and regions; technological developments affecting the market for our products and services; our ability to successfully introduce new products and services; foreign currency exchange rate fluctuations; the effects of any breach of our computer systems or those of our customers or vendors, including our financial processing networks or those of other third parties; interruptions in any of our systems or those of our vendors or other third parties; our ability to renew existing contracts at profitable rates; changes in fees payable for transactions performed for cards bearing international logos or over switching networks such as card transactions on ATMs; our ability to comply with increasingly stringent regulatory requirements, including anti-money laundering, anti-terrorism, anti-bribery, consumer and data protection and privacy; changes in laws and regulations affecting our business, including tax and immigration laws and any laws regulating payments, including dynamic currency conversion transactions; changes in our relationships with, or in fees charged by, our business partners; competition; the outcome of claims and other loss contingencies affecting Euronet; the cost of borrowing (including fluctuations in interest rates), availability of credit and terms of and compliance with debt covenants; and renewal of sources of funding as they expire and the availability of replacement funding. These risks and other risks are described in the Company's filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Copies of these filings may be obtained via the SEC's Edgar website or by contacting the Company. Any forward-looking statements made in this release speak only as of the date of this release. Except as may be required by law, Euronet does not intend to update these forward-looking statements and undertakes no duty to any person to provide any such update under any circumstances. The Company regularly posts important information to the investor relations section of its website.

Defined Terms

Unless specifically noted otherwise within this presentation, the following terms are hereby defined as follows:

Constant currency measures are computed as if foreign currency exchange rates did not change from the prior period. This information is provided to illustrate the impact of changes in foreign currency exchange rates on the Company's results when compared to the prior period.

Adjusted EBITDA is defined as net income excluding, to the extent incurred in the period, interest, income tax expense, depreciation, amortization, share-based compensation expenses, and other non-operating or non-recurring items that are considered expenses or income under U.S. GAAP. Adjusted EBITDA represents a performance measure and is not intended to represent a liquidity measure.

Adjusted earnings per share (Adjusted EPS) is defined as diluted U.S. GAAP earnings (loss) per share excluding, to the extent incurred in the period, the tax-effected impacts of a) foreign currency exchange gains or losses b) share-based compensation, c) acquired intangible asset amortization, d) non-cash income tax expense, e) non-cash investment gain, f) other non-operating or non-recurring items and g) dilutive shares related to the Company's convertible bonds. Adjusted earnings per share represents a performance measure and is not intended to represent a liquidity measure.

The reconciliation of non-GAAP items is included in the attached supplemental data.

The Company does not provide a reconciliation of its forward-looking non-GAAP measures to GAAP due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for GAAP and the related GAAP to non-GAAP reconciliation, including adjustments that could be made for currency exchange rate fluctuations and other charges reflected in the Company's reconciliation of historic numbers, the amount of which, based on historical experience, could be significant.

Second Quarter 2025

Michael J. Brown | Chairman & CEO

2nd Quarter 2025 Highlights and Announcements

- Signed a Merger Agreement to acquire **CoreCard** (NYSE: CCRD), a leading U.S.-based provider of card management systems
- Signed an agreement with a top three bank in the United States for our Ren technology, involving our ATM software and transaction switch.
- Posted record-setting 2nd quarter results for revenue (6%* increase YoY), operating income (13%* increase YoY), adjusted EBITDA (11%* increase YoY) and adjusted EPS (14% increase YoY).

** Constant currency*

Financial Highlights
Second Quarter 2025

Rick L. Weller | EVP & CFO

Euronet

Financial Highlights Second Quarter 2025

- **Revenue – $1,074.3 million**
  - 9% increase from $986.2 million for Q2 2024
  - 6% increase on a constant currency basis
- **Operating Income - $158.6 million**
  - 18% increase from $134.3 million for Q2 2024
  - 13% increase on a constant currency basis
- **Adjusted EBITDA - $206.2 million**
  - 16% increase from $178.2 million for Q2 2024
  - 11% increase on a constant currency basis
- **Adjusted EPS $2.56**
  - 14% increase from $2.25 for Q2 2024

USD (in millions)	3/31/2025	6/30/2025
Unrestricted Cash	$ 1,393.6	$ 1,329.3
ATM Cash	700.3	937.4
Settlement Assets	1,418.6	1,547.1
Total Assets	6,053.5	6,554.9
Total Debt	2,202.5	2,438.1
Total Debt to Trailing Twelve Month Adjusted EBITDA Multiple	3.2x	3.4x
Net Debt to Trailing Twelve Month Adjusted EBITDA Multiple	1.2x	1.5x

*NM - Not Meaningful

Euronet

AS REPORTED

USD (in millions)	Revenue		Operating Income		Adjusted EBITDA	
	Q2 2024	**Q2 2025**	Q2 2024	**Q2 2025**	Q2 2024	**Q2 2025**
EFT Processing	$ 305.4	**$ 338.5**	$ 79.9	**$ 84.6**	$ 105.0	**$ 110.6**
% Change		***11%***		***6%***		***5%***
epay	260.9	**280.1**	26.2	**31.1**	28.0	**32.8**
% Change		***7%***		***19%***		***17%***
Money Transfer	421.8	**457.9**	47.3	**65.6**	54.0	**71.6**
% Change		***9%***		***39%***		***33%***
Subtotal	988.1	**1,076.5**	153.4	**181.3**	187.0	**215.0**
% Change		***9%***		***18%***		***15%***
Corporate, Eliminations & Other	(1.9)	**(2.2)**	(19.1)	**(22.7)**	(8.8)	**(8.8)**
Consolidated Total	$ 986.2	**$ 1,074.3**	$ 134.3	**$ 158.6**	$ 178.2	**$ 206.2**
% Change		***9%***		***18%***		***16%***

Financial Highlights Second Quarter 2025
Same Quarter Prior Year Comparison – Constant Currency*

CONSTANT CURRENCY*

USD (in millions)	Revenue		Operating Income		Adjusted EBITDA	
	Q2 2024	**Q2 2025***	Q2 2024	**Q2 2025***	Q2 2024	**Q2 2025***
EFT Processing	$ 305.4	**$ 324.5**	$ 79.9	**$ 80.5**	$ 105.0	**$ 105.5**
% Change		***6%***		***1%***		***0%***
epay	260.9	**273.1**	26.2	**30.6**	28.0	**32.3**
% Change		***5%***		***17%***		***15%***
Money Transfer	421.8	**446.4**	47.3	**63.0**	54.0	**68.9**
% Change		***6%***		***33%***		***28%***
Subtotal	988.1	**1,044.0**	153.4	**174.1**	187.0	**206.7**
% Change		***6%***		***13%***		***11%***
Corporate, Eliminations & Other	(1.9)	**(2.2)**	(19.1)	**(22.7)**	(8.8)	**(8.7)**
Consolidated Total	$ 986.2	**$ 1,041.8**	$ 134.3	**$ 151.4**	$ 178.2	**$ 198.0**
% Change		***6%***		***13%***		***11%***

Euronet

Business Update

Michael J. Brown | Chairman & CEO

121322-1

Q2 Comparisons


Euronet 10-Year Revenues by Second Quarters
• $1,074.3M in revenues
• 18% growth in operating income
• 16% growth in adjusted EBITDA
• $158.6M in operating income
$1,200
$1,000
$800
$600
$400
$200
$-
In millions
Q2 2016
Q2 2017
Q2 2018
Q2 2019
Q2 2020
Q2 2021
Q2 2022
Q2 2023
Q2 2024
Q2 2025

Business Segment

Electronic Funds Transfer (EFT)



Euronet

Payments and Transaction Processing

Use Cases | Consumer and Business Payments

- **Payment Processing:** Issuing, Acquiring, Real-time payments, ATM as a Service, Software as a Service
- **Merchant Services:** Online and POS acquiring, QR code enablement, integrated solutions

Cross Border and Foreign Exchange

Use Cases | Consumer and Business Payments

- **Dynamic Currency Conversion, DAF, Interchange:** Independent ATMs/POS networks, our own and banking partner networks
- **Tax Refund** Service

Key Deals Signed

- 5-year end-to-end ATM Outsourcing with asset purchase signed with a major Austrian bank for several hundred ATMs
- 5-year Deposit Network Participation Agreement signed with Santander (third largest bank/6m customers) in Poland
- Signed 26 Credit Unions for more than 100 ATMs in the US
- Launched Domestic DAF in Romania
- Launched local scheme BankAxept card acceptance on our IAD network in Norway. Norwegian cardholders will benefit from more favorable disloyalty structure vs VISA/Mastercard cards
- ATM Outsourcing agreement with Security Bank Corporation in the Philippines
- ATM Outsourcing and Network Participation Agreement with May Bank in the Philippines.
- Agreement with China Union Pay for acceptance of their cards on our IAD network in Malaysia
- Takeover of on-premise ATMs at Axis Bank, one of the largest Private Banks in India in a competitive takeover
- Awarded The Asian banker Award for the Best Retail Payment Technology for the implementation at PT Jalin Nusantara (Indonesia`s largest Central Payment Infrastructures i.e. national switch)
- Go- Live of Passthrough ATM DCC services for BDO, the largest Bank in the Philippines

Merchant Services Deals Signed

- Merchant Services: signed approx. 9,000 new acquiring merchants
- Successfully completed the integration with Oracle OPI (Symphony and Opera).

Business Segment

epay


100€
amazon

70% of epay transactions are now fully digital involving major global brands and wallets

Payments and Transaction Processing

Use Cases | Consumer and Business Payments

- **Payment Processing:** Issuing, Acquiring
- **Distribution of Prepaid Credits:** Omni-channel distribution for global brands (digital and physical branded payments/gift cards), payment solutions for brands
- **Compliance as a Service:** Skylight

Cross Border and Foreign Exchange

Use Cases | Consumer and Business Payments

- **Third Party Channels:** Retailers, websites, and digital wallets

Key Deals Signed

- Distribution agreement with Riot Games, publisher of League of Legends, signed for Turkey
- Agreement with Amazon Prime to launch subscription services in India via national bill payment system (Bharat Connect) and launched services across multiple wallets such as Google Pay, PhonePe, Paytm & Amazon Pay
- Adobe distribution contract signed in India
- Etsy gift card distribution in the UK & Germany
- Launched mobile recharge services with Super Money, a subsidiary of FlipKart, one of the largest e-commerce marketplaces in India
- Launched e-codes distribution of Minecraft (game subscription) and Minecoins (in-app currency) in India on Amazon
- Signed and launched Apple Distribution agreement with Zalopay for Vietnam
- Signed Naver Recurring Billing agreement in Korea for PC Game Pass

epay

Business Segment

Money Transfer


11:57
riamoneytransfer.com
ria
Send to Mexico
You send
100.00
USD
They receive
1,768.98
MXN
Payment method
Debit card
Delivery method
Cash pickup
Fee
Total to pay
100.00 USD
Get started
ria
xe

29% growth in digital transactions with 55% of payouts going thru digital channels

Payments and Transaction Processing

Use Cases | Consumer and Business Payments

- **Bill Payments**
- **Check Cashing**
- **Money Orders**
- **Top Ups**
- **Domestic Money Transfers**
- **Government benefits distribution**

Key Deals:

Signed 15 partners across 14 markets

- Japan: Acquired majority stake in Kyodai, a remittance and funds transfer firm
- Germany: Expanded Nickel partnership from France, Spain, and Portugal
- Austria: Renewed Austrian Post, reinforcing European channel strength
- Thailand: Signed with Kasikorn Bank, the region's second largest
- Indonesia: Partnered with MNC Teknologi Nusantara for bank and wallet deposits
- Malaysia: Enabled B2C cross-border via Social Security under Employment Insurance

Cross Border and Foreign Exchange

Use Cases | Consumer and Business Cross Border Payments with FX

- **Our Own Channels for Family Remittance Money Transfer:** Stores, Physical Retail, Digital DTC (App, Web)
- **Our Own Channels for Cross-Border Payments, Consumer & Business:** Digital DTC (App, Web)
- **Digital Partnerships:** Platforms, ERPs, Affiliates
- **Wholesale Cross-border Payments powered by Dandelion:** banks, fintechs, financial institutions.

Launched 20 partners in 19 countries, with a new reach of 200 countries & territories

- Google users can now send cross-border transfers via Ria and Xe
- Banco Nacional de Bolivia joins as Bolivia's second-largest bank
- Bank deposits launched in Azerbaijan, Kazakhstan, Malawi, Suriname, and Japan
- Five new wallets in two new markets: Afrimoney (Angola), Holo BDC (Comoros), Mixx by Yas (Togo), Purpl (Lebanon), MPesa (Ethiopia)

Dandelion Wholesale Partnerships

- Union Bank – tenth largest bank in the Philippines
- Banco Guayaquil – second largest bank in Ecuador
- Yape – the leading m-wallet in Peru, offering outbound service
- Vita Wallet – a leading digital wallet in Chile
- BMS – a UK-based PSP

Euronet

CoreCard: An acquisition to scale our digital payments offerings

1

STRATEGIC

- Lever to **expand** our digital payments & processing offerings while further **diversifying** the EFT segment
- **Opportunity to disrupt** credit card issuing across fintechs and banks
- **Provides strong referenceable footprint** in the lucrative US market

2

PRODUCT &
TECHNOLOGY

- **Modern** Credit Card Processing Platform **proven at scale**
- **API driven, modular platform** that empowers businesses to create innovative, flexible and scalable card programs
- **Complementary** to card processing solutions on **Ren**

3

FINANCIAL

- **$248M Purchase price** – All Stock
- **2025 FCST: $66.8M Revenue, $16.1M Adjusted EBITDA** (based on Q1 2025 annualized)
- **Accretive to adjusted EPS** in the first 12 months post close

Euronet

The CoreCard acquisition enforces our long-term strategy to drive sustainable growth across large TAMs

Payment and Transaction Processing

Use Cases | Consumer and Business Payments

- **Payment Processing**: Issuing, Acquiring, Real-time payments, ATM as a Service, Software as a Service
- **Merchant Services**: Online and POS acquiring, QR code enablement, integrated solutions
- **Distribution of Prepaid Credits**: Omni-channel distribution for global brands (digital and physical branded payments/gift cards), payment solutions for brand

Total Addressable Market = $1,800T [1]

Cross Border and Foreign Exchange

Use Cases | Consumer and Business Payments

- **Dynamic Currency Conversion, DAF, Interchange**: Independent ATMs/POS networks, our own and banking partner networks
- **Our Own Channels**: Stores, agents, riamoneytransfer.com, Ria app, Xe.com, Tax Free
- **Third Party Channels**: Remitly, Rebtel, digital wallets etc
- **Global Financial Institutions powered by Dandelion**: HSBC, CBA, etc

Total Addressable Market = $320T [2]

[1] *McKinsey & Company – The 2024 Global Payments Report*
[2] *FXC Intelligence*

…and provides us a growth driver for continued diversification towards digital

REVENUE MIX


2019
25%
75%
2024
19%
81%
2034
7%
93%
Money Transfer, epay, Payments Processing, and Other
Euronet owned ATMs

Euronet

CoreCard is a modern card issuer processor proven at scale with deep expertise in the world of 'revolving credit'...

Market Leading Modern Credit Card Processing Platform for fintechs and banks	Marquee Clients like Goldman Sachs, American Express, Cardless, Gemini	Full Managed Service Offering for fintechs and banks	Diverse Use Cases covering Global Brands, Lending, BNPL, Early Wage Access, Healthcare, Commercial, etc.	Experienced Management team with decades of payments experience
Millions of Revolving Card Accounts	**40+** US Based Clients	**~$10B+** Global TAM (Credit Issuer Processors)	**Billions** of Annual Transactions	**~1,000** Global Talent Pool of Experts

….that unlocks an addressable market in the US with a proven, referenced and built to scale platform…


Addressable Opportunity
Modernization Opportunity with FIs for consumer credit cards
Issuance of commercial credit cards for Tier 2/ Tier 3 Financial Institutions
Preferred processing partner for revolving credit solutions for fintechs, Program Managers, Global Brands and NeoBanks
Current State
Future State

With no viable modern option, CoreCard can break legacy barriers and win banks through a low-risk **adjunct strategy**

Higher opportunity segment due to **B2B digitalization** — Banks must integrate into diverse systems to serve SMBs and enterprises

Driving **embedded finance** growth in **blockchain** and **co-brands**, while entering high-potential segments like subprime, NeoBanks, etc.

….and provides opportunity to accelerate growth in existing Euronet markets through long standing relationships

Addressable Opportunity

Tap into the growing fintech opportunity in emerging markets

As **regulations** evolve, **fintechs** will gain ground in credit in emerging markets - a shift we're positioned to **capitalize** on

Legacy conversion opportunity with FIs, powered by Euronet's strong franchise in existing markets

Legacy platforms in Asia and Latin America **hinder** new product launches and **customer experience**

Cross–sell credit issuing solutions to existing debit/prepaid issuing and other fintech customers of Euronet

Low credit penetration and **rising GDP** in emerging markets create **new-to-credit** opportunities where Euronet has a strong foothold

Current State → Future State

Euronet.

CoreCard Acquisition - Accelerating Digital Diversification and Scalable Growth

LARGE GROWING OPPORTUNITY IN CREDIT

Credit Issuing has a lucrative TAM in the US and in global markets. This is where banks and non-banks make money and hence demand continues to rise

LIMITED COMPETITION FOR REVOLVING

Revolving credit is complex and takes several years to mature. CoreCard is one of the very few players proven at scale for revolving credit card issuing globally. This is a rare opportunity to own a modern robust scaled credit issuing platform in our portfolio

MARQUEE CLIENT ROSTER

CoreCard gives us a strong roster of referenceable marquee clients in the US that can help create tailwinds to drive growth and expansion in the US and beyond

DIVERSIFICATION TOWARDS DIGITAL

Growth driver for continued diversification of our business away from cash and towards digital

US OPPORTUNITY

Gives us a credible platform and client roster in the US that can be used to grow our business across fintechs and banks

GLOBAL EXPANSION

Accelerates growth in existing Euronet global markets via cross-sell opportunities and extension of existing relationships

FITS NICELY IN OUR WHEELHOUSE

Complementary strengths across markets, brand relationships, and domain expertise

A standout asset, a synergistic fit, and a strategic lever for long-term growth!

Summary of Q2 2025

- Signed a Merger Agreement to acquire **CoreCard Corporation**
- Announced a multi-year agreement to provide Ren to one of the top 3 banks in the US
- Record consolidated second quarter revenue, adjusted operating income and adjusted EBITDA
- Acquired a majority stake **in Kyodai Remittance**, a leading Japanese firm with capability in high-value transactions
- Strong digital channel sales in multiple markets related to gaming
- Improved profit margins with consolidated margin expansion of 112 basis points
- A strong pipeline of opportunities in each segment
- Continued opportunities to expand revenue by adding access fees to certain domestic and international transactions

Appendix

Reconciliation of Net Income to Operating Income (Expense) and Adjusted EBITDA

	Three months ended June 30, 2025				
	EFT Processing	epay	Money Transfer	Corporate Services	Consolidated
Net income					$ 97.7
Add: Income tax expense					33.6
Add: Total other expense, net					27.3
Operating income (expense)	84.6	31.1	65.6	(22.7)	158.6
Add: Depreciation and amortization	26.0	1.7	6.0	0.1	33.8
Add: Share-based compensation	-	-	-	13.8	13.8
Earnings before interest, taxes, depreciation, amortization, share-based compensation (Adjusted EBITDA) (1)	$ 110.6	$ 32.8	$ 71.6	$ (8.8)	$ 206.2

(1) Adjusted EBITDA is a non-GAAP measure that should be considered in addition to, and not a substitute for, net income computed in accordance with U.S. GAAP.

Reconciliation of Net Income to Operating Income (Expense) and Adjusted EBITDA

	Three months ended June 30, 2024				
	EFT Processing	epay	Money Transfer	Corporate Services	Consolidated
Net income					$ 83.2
Add: Income tax expense					39.2
Add: Total other expense, net					11.9
Operating income (expense)	$ 79.9	$ 26.2	$ 47.3	$ (19.1)	134.3
Add: Depreciation and amortization	25.1	1.8	6.7	0.1	33.7
Add: Share-based compensation	-	-	-	10.2	10.2
Earnings before interest, taxes, depreciation, amortization, share-based compensation (Adjusted EBITDA) (1)	$ 105.0	$ 28.0	$ 54.0	$ (8.8)	$ 178.2

(1) Adjusted EBITDA is a non-GAAP measure that should be considered in addition to, and not a substitute for, net income computed in accordance with U.S. GAAP.

Reconciliation of Revenue, Operating Income and Adjusted EBITDA to Constant Currency Amounts by Segment

	Three months ended ended June 30, 2025				
	EFT Processing	epay	Money Transfer	Corporate Services	Consolidated
Revenue	$ 338.5	$ 280.1	$ 457.9	$ (2.2)	$ 1,074.3
Add: Estimated foreign currency impact	(14.0)	(7.0)	(11.5)	-	(32.5)
Revenue - Constant Currency	$ 324.5	$ 273.1	$ 446.4	$ (2.2)	$ 1,041.8
Operating income (expense)	$ 84.6	$ 31.1	$ 65.6	$ (22.7)	$ 158.6
Add: Estimated foreign currency impact	(4.1)	(0.5)	(2.6)	-	(7.2)
Operating income (expense) - Constant Currency	$ 80.5	$ 30.6	$ 63.0	$ (22.7)	$ 151.4
Adjusted EBITDA (reconciled on previous schedule)	$ 110.6	$ 32.8	$ 71.6	$ (8.8)	$ 206.2
Add: Estimated foreign currency impact	(5.1)	(0.5)	(2.7)	0.1	(8.2)
Adjusted EBITDA - Constant Currency	$ 105.5	$ 32.3	$ 68.9	$ (8.7)	$ 198.0

Euronet.

Reconciliation of Adjusted Earnings per Share (unaudited - in millions, except share and per share data)

	Three Months Ended June 30,	
	2025	2024
Net income attributable to Euronet Worldwide, Inc.	$ 97.6	$ 83.1
Foreign currency exchange loss (gain)	5.7	(1.5)
Intangible asset amortization	4.7	6.5
Share-based compensation	13.8	10.2
Income tax effect of above adjustments	(13.7)	4.3
Non-cash investment gain	(0.4)	-
Non-cash GAAP tax expense	3.0	1.9
Adjusted earnings (1)	$ 110.7	$ 104.5
Adjusted earnings per share - diluted (1)	$ 2.56	$ 2.25
Diluted weighted average shares outstanding (GAAP)	42,954,631	48,700,270
Effect of adjusted EPS dilution of convertible notes	(176,123)	(2,781,818)
Effect of unrecognized share-based compensation on diluted shares outstanding	406,912	420,305
Adjusted diluted weighted average shares outstanding	43,185,420	46,338,757

(1) Adjusted earnings and adjusted earnings per share are non-GAAP measures that should be considered in addition to, and not as a substitute for, net income and earnings per share computed in accordance with U.S. GAAP.

To see how these adjustments correlate to the income statement please see the second quarter 2025 earnings press release.

Euronet

Thank you

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are "forward-looking" statements within the meaning of Section 27A of the 1933 Act and Section 21E of the Securities Exchange Act of 1934. You can identify these statements and other forward-looking statements in this document by words such as "may," "will," "should," "can," "could," "anticipate," "estimate," "expect," "predict," "project," "future," "potential," "intend," "plan," "assume," "believe," "forecast," "look," "build," "focus," "create," "work," "continue," "target," "poised," "advance," "drive," "aim," "forecast," "approach," "seek," "schedule," "position," "pursue," "progress," "budget," "outlook," "trend," "guidance," "commit," "on track," "objective," "goal," "strategy," "opportunity," "ambitions," "aspire" and similar expressions, and variations or negative of such terms or other variations thereof. Words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such statements regarding the transactions contemplated by the Agreement and Plan of Merger, dated as of July 30, 2025, among CoreCard Corporation ("CoreCard"), Euronet Worldwide, Inc. (the "Company") and Genesis Merger Sub Inc. (the "Transaction"), including the expected timing of the closing of the Transaction; future financial and operating results; benefits and synergies of the Transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Merger Agreement; the issuance of common stock of the Company contemplated by the Merger Agreement; the expected filing by the Company with the SEC of the Registration Statement and the proxy statement/prospectus; the ability of the parties to complete the proposed Transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the Company and CoreCard, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the possibility that CoreCard's shareholders may not approve the Transaction; the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that any announcements relating to the Transaction could have adverse effects on the market price of the Company's common stock; the risk that the Transaction and its announcement could have an adverse effect on the parties' business relationships and business generally, including the ability of CoreCard or the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk of unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; the risk of potential litigation relating to the Transaction that could be instituted against CoreCard or its directors and/or officers; the risk associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the Transaction which are not waived or otherwise satisfactorily resolved; the risk of rating agency actions and the Company's ability to access short- and long-term debt markets on a timely and affordable basis; the risk of various events that could disrupt operations, including: conditions in world financial markets and general economic conditions; inflation; the war in Ukraine and the related economic sanctions; and military conflicts in the Middle East.

These risks, as well as other risks related to the proposed Transaction, will be described in the Registration Statement that will be filed with the SEC in connection with the proposed Transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company's filings with the SEC, including each company's most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC's website http://www.sec.gov. The Company regularly posts important information to the investor relations section of its website. Any forward-looking statements made in this release speak only as of the date of this release. Except as may be required by law, neither the Company nor CoreCard intends to update these forward-looking statements and undertakes no duty to any person to provide any such update under any circumstances.

Important Information for Investors and Stockholders

In connection with the proposed transaction, the Company plans to file with the SEC a registration statement on Form S-4 (the "Registration Statement"), which will include a proxy statement of CoreCard that also constitutes a prospectus of the Company, and any other documents in connection with the transaction. After the Registration Statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be sent to the holders of common stock of CoreCard. INVESTORS AND SHAREHOLDERS OF CORECARD AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EURONET, CORECARD, THE TRANSACTION AND RELATED MATTERS. The Registration Statement and proxy statement/prospectus and other documents filed by the Company or CoreCard with the SEC, when filed, will be available free of charge at the SEC's website at www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by the Company, including the Registration Statement and the proxy statement/prospectus, on the Company's website at www.ir.euronetworldwide.com/for-investors, and may obtain free copies of documents that are filed or will be filed with the SEC by CoreCard, including the proxy statement/prospectus, on CoreCard's website at https://investors.CoreCard.com/. The information included on, or accessible through, the Company's or CoreCard's website is not incorporated by reference into this press release.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and CoreCard and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from CoreCard's shareholders in connection with the proposed Transaction. A description of participants' direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed Transaction when it is filed with the SEC. Information regarding the Company's directors and executive officers is contained in the definitive proxy statement, dated April 4, 2025, for its 2025 annual meeting of stockholders, and in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Information regarding CoreCard's directors and executive officers is contained in CoreCard's definitive proxy statement, dated April 14, 2025, for its 2025 annual meeting of shareholders, and CoreCard's Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Additional information regarding ownership of the Company's securities by its directors and executive officers, and of ownership of CoreCard's securities by its directors and executive officers, is included in each such person's SEC filings on Forms 3 and 4. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading "Important Information for Investors and Stockholders."